EXHIBIT 4

STRICTLY CONFIDENTIAL

May 18, 2023

The Board of Directors (the “Board”)

GoHealth, Inc.

214 West Huron St.

Chicago, Illinois 60654

Dear Members of the Board:

The undersigned funds and other entities affiliated with Centerbridge Capital Partners III, L.P. (collectively, the “Centerbridge Funds”) and NVX Holdings, Inc., BCCJ, LLC, Clinton P. Jones and Brandon M. Cruz (collectively, the “Co-Founder Parties” and, together with the Centerbridge Funds, the “Stockholders”) are pleased to submit this non-binding proposal to acquire 100% of the outstanding shares of Class A common stock (the “Class A Common Stock”) of GoHealth, Inc. (the “Company”) and common units of GoHealth Holdings, LLC (“GoHealth Holdings”) that are not owned by the Stockholders, for cash consideration of $20.00 per share or unit, on the terms and subject to the conditions set forth herein (our “Proposal” and such potential acquisition, the “Transaction”)1. Our Proposal represents a premium of approximately 15% to the Company’s market price as of the close of trading on May 18, 2023 and a premium of approximately 70% and approximately 40% to the Company’s volume-weighted average closing share price for the last 30 trading days and 90 trading days ending May 18, 2023, respectively.

We believe that the Transaction is in the best interests of the Company and its stockholders. Our Proposal provides the Company’s stockholders with an opportunity to obtain immediate liquidity and certainty of value at a premium to the Company’s current stock price.

Centerbridge’s investment committee has approved the submission of this Proposal. Our Proposal is subject to the completion of confirmatory due diligence and the negotiation and execution of mutually acceptable definitive transaction documentation, which we have instructed our counsel to prepare and will share in due course.

In addition, we would also expect to speak with certain of the Company’s existing investors and current and potential third-party lenders, including with respect to potential financing or an amendment, extension or other modification of the Company’s existing financing arrangements, prior to the execution of definitive transaction documentation. Our Proposal is conditioned on the agreement of holders of shares of the Company’s Series A convertible perpetual preferred stock (the “Series A Preferred Stock”) to not exercise any “change of control” put right that may be available to such holders in connection with the consummation of the Transaction and to roll over their shares of Series A Preferred Stock, Series A-1 convertible non-voting preferred stock and Common Stock in connection with the Transaction.

1 Our Proposal assumes that the Company does not and will not declare any dividends on its Class A Common Stock.

Assuming our Proposal is acceptable, and we are given full access to due diligence, management and other key parties, we believe, given the Stockholders’ existing stake in, and familiarity with, the Company, we can negotiate and execute definitive transaction documentation expeditiously. Based on our preliminary review, we do not expect that the Transaction will result in the acceleration of potentially substantial cash payments under the Company’s existing Tax Receivable Agreement with GoHealth Holdings and certain of the Company’s stockholders, which maximizes the cash available to be paid to the Company’s stockholders (other than the Stockholders) in the Transaction compared with potential alternative transactions.

Given the involvement of the Stockholders in the Transaction, this Proposal is conditioned upon a fully empowered special committee comprised solely of independent and disinterested directors of the Board and advised by independent legal and financial advisors considering this Proposal and making a recommendation to the full Board. We will not move forward with our Proposal unless it is recommended to the Board by such special committee. Please know that we are enthusiastic about the Company and its management, and our support for the Company and its management will not change if the Transaction is not recommended by such special committee or is not pursued by the Board.

We wish to emphasize that, in our capacity as stockholders of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in pursuing a transaction that results in a disposition or sale of our holdings in the Company or GoHealth Holdings.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No liability or legal obligation, express or implied, with respect to our Proposal or any other transaction shall arise unless and until the parties have executed definitive transaction documentation with the Company. The Stockholders intend to promptly file a Schedule 13D amendment reflecting this Proposal.

We are available at your convenience to discuss any aspects of our Proposal.

Sincerely,

CB Blizzard Lower Holdings A, L.P.

By: CB Blizzard Lower Holdings GP A, LLC,

its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings B, L.P.

By: CB Blizzard Lower Holdings GP B, LLC,

its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Holdings C, L.P.

By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

NVX Holdings, Inc.

By:	/s/ Brandon M. Cruz
Name:	Brandon M. Cruz
Title:	President

Clinton P. Jones

By:	/s/ Clinton P. Jones

Brandon M. Cruz

By:	/s/ Brandon M. Cruz

BCCJ, LLC

By:	/s/ Brandon M. Cruz
Name:	Brandon M. Cruz
Title:	Manager